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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ______________________________

                                SCHEDULE 14D-9

                                (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                           (Name of Subject Company)


                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
                        (Title of Class of Securities)

                                   674424106
                     (CUSIP Number of Class of Securities)

                            Philip N. Cardman, Esq.
                 Vice President, General Counsel and Secretary
                      Objective Systems Integrators, Inc.
                              101 Parkshore Drive
                           Folsom, California  95630
                                (916) 353-2400

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

                            Charles S. Farman, Esq.
                            Morrison & Foerster llp
                         400 Capitol Mall, 23rd floor
                          Sacramento California 95814
                                (916) 448-3200


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     This Amendment No. 1 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on December 6, 2000 by Objective Systems Integrators, Inc., a Delaware corporation ("OSI" or the "Company"), relating to the tender offer by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Agilent Technologies, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 6, 2000 to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a purchase price of $17.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 6.  Interest in Securities of the Subject Company.

     Item 6 of the Schedule 14D-9 is hereby amended by replacing subsection (c) of Item 6 with the following:

     "(c) transfers on October 8, 2000 of 2,500,000 shares of Common Stock from Richard G. Vento to DTDV L.L.C., an entity managed by Mr. Vento, and 2,500,000 shares of Common Stock from Richard G. Vento to DTLV L.L.C., an entity managed by Mr. Vento;"

     In addition, Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     "(g) a sale by Roger Hosier on December 5, 2000 of 90,230 shares of Common Stock at a price of $17.50 per share;

     (h) a sale by Dan Line on December 8, 2000 of 22,396 shares of Common Stock at a price of $17.50 per share;

     (i) a sale by Jeffrey T. Boone, Vice President and Chief Information Officer of the Company, on December 11, 2000 of 19,000 shares of Common Stock at a price of $17.5625 per share;

     (j) a sale by Philip N. Cardman, Vice President, General Counsel and Secretary of the Company, on December 11, 2000 of 70,592 shares of Common Stock at a price of $17.5625 per share;

     (k) sales by Kornel Terplan, a director of the Company, on December 11, 2000 of 15,658 shares of Common Stock at a price of $17.5625 per share and 60,000 shares of Common Stock at a price of $17.5625 per share;

     (l) sales by Lawrence Fiore on December 11, 2000 of 400 shares of Common Stock at a price of $17.515625 per share, 935 shares of Common Stock at $17.50 per share and 7,456 shares at $17.50 per share;

     (m) a sale by Jeffrey Boone on December 12, 2000 of 85,437 shares of Common Stock at a price of $17.5625 per share;

     (n) a sale by Lawrence Fiore on December 12, 2000 of 15,000 shares of Common Stock at a price of $17.5625 per share;

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     (o) a sale by Dan Line on December 12, 2000 of 181,250 shares of Common
  Stock at a price of $17.515 per share;

     (p) a sale by Philip Cardman on December 13, 2000 of 12,473 shares of Common Stock at a price of $17.5625 per share;

     (q) sales by Dan Line on December 13, 2000 of 114,858 shares of Common Stock at a price of $17.50 per share and 35,455 shares of Common Stock at a price of $17.5625 per share;

     (r) a sale by Gary D. Cuccio, a director of the Company, on December 13, 2000 of 16,667 shares of Common Stock at a price of $17.5625 per share;

     (s) a sale by George Schmitt on December 14, 2000 of 1042 shares of Common Stock at a price of $17.50 per share;

     (t) a sale by Kornel Terplan on December 14, 2000 of 20,000 shares of Common Stock at a price of $17.5625 per share; and

     (u) a sale by James T. Olsen, Executive Vice President of the Company, on December 14, 2000 of 12,458 shares of Common Stock at a price of $17.5625 per share."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

     Dated: December 15, 2000


                               By: /s/ Philip N. Cardman
                                   ---------------------------------------------
                                   Philip N. Cardman
                                   Vice President, General Counsel and Secretary

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